Exhibit 99.1

PERDIGÃO S. A.

CNPJ-MF 01,838,723/0001-27

Public Company

SUMMARY OF THE MINUTES OF THE 12th/2006 ORDINARY

MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: December 21, 2006, at 11 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolute Majority of the Members. ON MOTION: Francisco Ferreira Alexandre, Vice-Chairman and president of this meeting, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Payment of Interest over Company Capital: The Board approved, jointly with the Fiscal Council, the payment of R$ 31,500,000.00 (thirty one million and five thousand reais), corresponding to R$ 0.19030166 per share outstanding, with holding tax of 15%, exception made to the income tax exempt. These interest over company capital will be included in compulsory dividends, according to the current law. The right will be created for shareholders on December 28, 2006 and the payment will be on February 27, 2007. 2) Authorization to extend suretyship and pledge to Subsidiaries: The Board allowed the Executive Officers to extend suretyship and pledge when the subsidiaries contract loans, financings, trade discounts, rural promissory notes, leasing and other financial operations that might be contracted by the Company’s subsidiaries. The current authorization is valid from January 1st, 2007 to December 31st, 2007. 3) Approval of the Fiscal Council/Audit Committee Internal Rules: The Board approved the revision of the Internal Rules of the Fiscal Council/Audit Committee. 4) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Francisco Ferreira Alexandre, Vice-Chairman; Ney Antonio Flores Schwartz, Secretary; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Claudio Salgueiro Garcia Munhoz; Almir de Souza Carvalho; Sérgio Wilson Ferraz Fontes. (I do hereby certify that the present is a summary of the original minute transcribed in the Book nr 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 164).